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                 June 16, 2022

       Robert D. Bondurant
       Chief Executive Officer
       Martin Midstream Partners L.P.
       4200 Stone Road
       Kilgore, Texas 75662

                                                        Re: Martin Midstream
Partners L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 8,
2022
                                                            File No. 333-265484

       Dear Mr. Bondurant:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services